Clarification of the news report regarding the EPS

Date of events: 2014/12/24

Contents:

1.	Date of occurrence of the event: 2014/12/24

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: Commercial Times

6.	Content of the report: The market expects that CHT’s EPS may achieve to NT$5 this year, and may achieve to NT$5.12 next year.

7.	Cause of occurrence: None.

8.	Countermeasures: The Company hasn’t announced the EPS for the year 2014. In addition, the Company hasn’t announced the financial forecast for the year 2015. If there is any guidance available, the Company will announce the financial forecast upon the resolution of the Board of Directors.

9.	Any other matters that need to be specified: None.